April 11, 2016

Dear Verizon Shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #4 on the Verizon 2016 proxy card, which asks the company to set goals to increase renewable energy sourcing and/or production. Co-filed by Green Century Equity Fund and Pax World Mutual Funds the shareholder proposal makes the following request:

Shareholders request Verizon Communications senior management, with oversight from the Board of Directors, set company-wide quantitative targets by September 2016 to increase renewable energy sourcing and/or production

Rationale for a “Yes” Vote:

1.	Opportunities – In light of growing energy needs, increased renewable energy sourcing may lead to cost savings, improve the company’s license to operate, and enhance U.S. energy security
2.	The company may be lagging behind peers who are already successfully using renewable energy
3.	Risk management – Investing in renewable energy may reduce Verizon’s exposure to volatile energy prices and reduce reputational risk
4.	Verizon’s opposition statement fails to address the issues we raise and demonstrates the weakness of its approach

The momentum for renewable energy procurement is stronger than ever. Over the past year leading companies like Starbucks, Adobe, Bloomberg, Nike, Google, Goldman Sachs, Salesforce, Hewlett Packard, and Johnson & Johnson pledged to source 100% of their energy needs from renewable sources. Companies are taking advantage of the economic benefits while simultaneously reducing their company’s environmental footprint. These companies aren’t waiting for regulations, they are seizing opportunities now and positioning themselves to succeed in a low carbon economy.

Implementing the proposal would assure investors that the company is identifying opportunities related to renewable energy and energy use. Without public goals we believe shareholders are unable to assess whether the company is addressing risks and opportunities the company may face because of these factors. We are deeply concerned that the company is not taking even modest advantage of the financial, social and environmental opportunities that renewable energy presents to the company, its stakeholders, and its shareholders. Currently Verizon’s installed renewable energy capacity is 24MW – a mere fraction of the 11,330,570 MWh of electricity the company consumed in 2014.1 By sourcing more renewable energy Verizon may reduce its exposure to fluctuating energy prices and help move it closer to achieving its emission reduction goals. By failing to examine renewable energy opportunities, we believe the company may be leaving money and value on the table.

1. Opportunities.

The cost of renewable energy has fallen dramatically over the last decade and is projected to continue falling – the price of a solar panel has fallen almost 60% since 20112. Even more promising, the falling cost of renewable energy is predicted to continue, ultimately reaching grid parity. In a March 2015 report, Deutsche Bank predicted solar will be the primary global energy source by 2030 – a tenfold increase from current installed capacity3. The renewable energy market is ripe with opportunities and poised for continued growth. By examining these options and setting quantitative goals Verizon may enjoy significant advantages associated with reduced exposure to volatile energy prices; high returns on carbon reduction savings; and strategic benefits associated with contributing positively to U.S. climate and energy security efforts.

Verizon has focused on efficiency at its offices and data centers, rightly so, but there is a limit to efficiency. Despite the company’s efficiency gains its absolute emissions increased 8% from 2013-20144. In order to truly address these growing energy needs the company needs to consider renewable energy opportunities. Not only does Verizon have the opportunity to capture savings but with such a significant energy demand Verizon has the opportunity to shift the renewable landscape and make renewable energy even more scalable. Aside from modest renewable energy projects the Company has not demonstrated that it is taking advantage of renewable energy options in key states where it operates manufacturing facilities.

A closer look at Verizon’s operational footprint shows the company operates in states with strong renewable portfolio standards (RPS) – a requirement that the state sources a certain proportion of its energy from renewable sources. The company’s data centers are located in states like California, Texas, New York, Colorado, and California. These states typically attract large renewable energy projects which can lead to competitive renewable markets. States with incentives, like tax credits, can make renewable energy investments even more attractive. Given this information, we believe Verizon has not fully explored opportunities to procure renewable energy at its many data centers, offices, or in other key states where it operates.

1 https://www.cdp.net/sites/2015/75/20175/Climate%20Change%202015/Pages/DisclosureView.aspx
2 http://costofsolar.com/solar-panel-costs-drop-60-in-us-since-early-2011-can-now-power-1-5-million-us-homes/
3 https://www.db.com/cr/en/concrete-deutsche-banks-2015-solar-outlook.htm
4 https://www.cdp.net/sites/2014/75/20175/Investor%20CDP%202014/Pages/DisclosureView.aspx

Understanding the renewable energy landscape can be complex, but Verizon doesn’t have to start from the ground up, there are many resources available. Some companies have successfully worked with guiding organizations such as The Business Renewable Center or RE100 to help them take advantage of large-scale off-site renewable energy procurement. This collaborative platform brings together corporate energy buyers, project developers, utilities, and technology providers to facilitate the increased deployment of distributed energy. This type of powerful knowledge sharing could allow Verizon to learn, in a very cost effective manner, from the successes and challenges faced by other companies in pursuit of renewable energy savings.

2. Lagging behind peers.

Many companies have already recognized the need to shift and diversify their energy sources – nearly half of Fortune 500 companies have clean energy or climate goals. Furthermore, a report by the Carbon Disclosure Project5 found that four out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital expenditures. Therefore, we are concerned Verizon may be lagging behind peers who are successfully pursuing renewable energy.

Verizon does not currently have goals to increase renewable energy use or production while industry peers like AT&T and Sprint have goals to increase their renewable energy use. For example, AT&T will expand its on-site renewable energy production to 45MW and intensify its pursuit of off-site renewables6.Sprint’s goal is to make renewable sources 10 percent of the company’s electricity by 2017.7 These companies have identified and are pursing renewable energy procurement options. We believe, these peer companies have demonstrated the feasibility of investing in renewable energy to reduce emissions and power their businesses. Furthermore, by setting quantitative renewable energy goals it appears to us the growing number of companies already pursuing renewables in a meaningful way like AT&T, Sprint  Microsoft, Intel, Google, Salesforce, Amazon, SAP, and many others will continue to realize the benefits of sourcing renewable energy over time, putting these companies at a competitive advantage over Verizon. By failing to set goals and identify the company’s opportunities we fear the company may be passing up valuable opportunities that may be costly for shareholders.

5 https://www.cdp.net/en-US/News/CDP%20News%20Article%20Pages/The3precentReport.aspx
6https://www.google.com/url?sa=t&rct=j&q=&esrc=s&source=web&cd=1&ved=0ahUKEwiJsf627e3LAhUDWRQKHTflDEoQFggfMAA&url=http%3A%2F%2Fabout.att.com%2Fcontent%2Fdam%2Fcsr%2F2025-goals%2F2025-ATT-Goals-PDF-Overview.pdf&usg=AFQjCNFrG-Zzc8ei7nDHLMX4m17xPRRXcQ&sig2=0R20jjrxv4L8lV-esvFamA&cad=rja
7 http://goodworks.sprint.com/planet/climate/renewable-energy/

3. Risk management.

Energy price volatility may present a risk to companies like Verizon who are largely dependent on traditional fuel sources to power their operations. Renewable energy may provide a way to reduce that risk in a cost effective manner by linking the company’s cost of electricity to a stable source of renewable energy, not a commodity like fossil fuels that fluctuates on the global market.

The falling cost of renewables technology paired with hard to predict fuel prices have narrowed the gap in electricity costs.8 Traditional fuel prices are unpredictable and may change dramatically in a short time frame making it difficult for companies like Verizon to anticipate energy costs. By primarily relying on one fuel source Verizon may expose the company to the external pressures associated with that fuel. For example natural gas may face upward pressure from other competing uses like home heating, transportation, and industrial production.9 The U.S. Energy Information Administration (EIA) forecasts increasing electricity prices for the commercial sector through 2016.10 Renewable energy from wind and solar do not face the same market pressures and may offer a stable and economically feasible source of energy for Verizon.

In our opinion Verizon’s response to date on how it is managing risks and opportunities related to energy use and renewable energy falls short. We believe shareholders require more specific information on what the company is doing to manage the risks of increasingly hard to predict costs related to energy demand – including the examination of renewable energy opportunities. This kind of analysis often provides insight into emerging risks that are not covered comprehensively in the 10-K. It appears that one of Verizon’s growing challenges and seemingly unmanaged risks is also a business opportunity: the need for better energy management beyond efficiency.

There is now a stronger emphasis from many angles on the need for companies to diversify their energy sources. Although energy efficiency is crucial for reducing energy demand, there is a limit to how far operational efficiencies may carry a company. Sourcing renewable may be essential to achieve the greatest emissions reductions. By investing in renewable energy, Verizon may help reduce its exposure to volatile energy prices, enhance U.S. energy security, reduce reputational risk, and help meet the global need for cleaner energy.

8https://www.seia.org/sites/default/files/resources/Levelized%20Cost%20of%20Energy%20-%20Version%208.0.pdf#overlay-context=research-resources/lazards-levelized-cost-energy-analysis-v80
9 http://www.ucsusa.org/sites/default/files/attach/2015/03/natural-gas-gamble-full-report.pdf
10 http://www.eia.gov/forecasts/steo/report/electricity.cfm

4. Verizon’s opposition statement fails to address the issue we raise.

Verizon’s opposition statement cites its energy efficiency achievements – While we support the company’s efforts to achieve the greatest levels of energy efficiency it is critical to recognize that energy efficiency and renewable energy are complementary, not substitutions for each other. By failing to include renewable energy within the company’s set of sustainability goals, the company could be missing out on valuable opportunities.

As the company accurately noted in its opposition statement, “Electricity usage is the biggest contributor to the Company’s footprint.” The company’s investment to date on renewable projects is conservative and there is no indication the company plans to further its procurement strategy. It is a basic principle of business management that setting targets and goals is critical to business success. Setting targets allows progress to be monitored and success to be measured. Specific targets will make sure that everyone at the company clearly understands what they are working toward and provides sound guidance for the decisions management must make. Specific targets provide knowledge and context for the multitude of operational and investment decisions – this should lead to better decision making.

As discussed above, renewable energy is an area ripe with opportunities for costs savings and risk reduction. We can only conclude from the opposition statement and the absence of quantitative renewable energy goals that Verizon has not fully committed to evaluating how a renewable energy strategy could benefit the company. As long-term investors, we seek assurance via quantitative goals that Verizon is managing this aspect of its business with the same degree of attention and efficiency it gives to the engineering of its networks and products.

5. Special note for PRI signatories.

More than 1,200 institutional investors managing more than $59 trillion have joined The Principles for Responsible Investment (PRI), acknowledging that ESG issues may affect the performance of investment portfolios. PRI signatories recognize the duty to act in the best long-term interests of beneficiaries and that ESG issues are part of this responsibility. Some of Verizon’s largest shareholders are PRI signatories. Consistent with their fiduciary duties, signatories publicly commit to seek corporate ESG information, including a commitment to “Support shareholder initiatives and resolutions promoting ESG disclosure.”  We believe this proposal is in line with these principles and warrants PRI signatory support.

For all the reasons provided above we strongly urge you to VOTE “FOR” PROPOSAL #4.

Please contact Brianna Murphy at 617-532-6662 or bmurphy@trilliuminvest.com for additional information.

Brianna Murphy

Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

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